UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CASTELLUM, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

14838T204

(CUSIP Number)

Mark C. Fuller

3 Bethesda Metro Center,

Suite 700

Bethesda, MD 20814

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

October 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box n.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

SCHEDULE 13D

CUSIP No.
14838T204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Fuller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,363,452(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,363,452(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,363,452(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	This total is comprised of (i) 7,547,519 common shares held by The Mark Chappelle Fuller Revocable Trust, Mark Fuller, TTEE, of which Mr. Fuller is the trustee, (ii) 25,000 common shares held by Janice Lynn Dudley Revocable Trust, Janice Lynn Dudley TTEE of which Ms. Dudley is the trustee, (iii) 25,000 common shares held by Katherine Fuller, (iv) 50,000 common shares held by Michael Fuller, and (v) 1,715,934 warrants that are exercisable into 1,715,934 shares of the Company’s common stock.

2

Item 1. Security and Issuer

This statement relates to the common stock, par value of $0.0001 per share, of Castellum, Inc., a corporation organized under the laws of the state of Nevada (the “Issuer”). In connection with the Issuer’s initial public offering of shares of common stock offered and sold to the public pursuant to the Company’s registration statement on Form S-1 (File No. 333-267249) (the “Registration Statement”), initially filed by the Issuer with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on September 2, 2022, and declared effective on October 12, 2022 (the “Public Offering”), the Company issued a total of 15,375,000 shares of Common Stock in connection with the conversion of all 3,054,000 shares of the Company’s  Series B preferred stock outstanding. Mark C. Fuller, the Company’s Chief Executive Officer and a member of the Company’s Board of Directors (the “Board”) was issued 7,522,500 shares. Jay O. Wright, the Company’s General Counsel and a member of the Board was issued 7,852,500 shares.

The principal executive offices of the Issuer are located at 3 Bethesda Metro Center, Suite 700, Bethesda, MD 20814.

Item 2. Identity and Background

Name:

This statement is filed by Mark C. Fuller (the “Reporting Person”).

Residence or Business Address of the Reporting Person:

The business address of the Reporting Person is 3 Bethesda Metro Center, Suite 700, Bethesda, MD 20814.

Present Principal Business or Occupation:

Mark C. Fuller is the Chief Executive Officer and a member of the Board of the Issuer.

Place of Organization or Citizenship:

Mark C. Fuller is a citizen of the United States of America.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The consideration for the 1,504,500 shares of the Company’s Series B preferred stock which was converted into 7,522,500 shares of the Issuer’s common stock was from merger consideration received by the Reporting Person from the Issuer.

Item 4. Purpose of Transaction

The Reporting Person converted 1,504,500 shares of the Company’s Series B preferred stock into 7,522,500 shares of the Issuer’s common stock in connection with the Public Offering.

At this time, the Reporting Person has not committed to any additional purchases of the Issuer’s common stock and has no agreements in place regarding potential acquisitions, capital raising transactions, or other transaction involving significant issuances of the Issuer’s common stock to the Reporting Person.

Two executive officers and members of the Board, which includes the Reporting Person, each had 225,000 shares of common stock registered in the Registration Statement with the Company having filed a separate prospectus for these shares as they were not purchased by the underwriter of the Public Offering. All of the Issuer’s directors and executive officers, employees, and 5% holders of Issuer’s common stock or securities exercisable for or convertible into common stock outstanding immediately prior to the Public Offering, including the Reporting Person, entered into a lock-up agreement for a period of 180 days from the date of the Public Offering (the “Lock-Up Agreement”) restricting the disposition of their shares.

Depending on market conditions and other factors and subject to the restrictions set forth in the Lock-Up Agreement, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions, or otherwise. The Reporting Person potentially may exchange the common stock for other assets or may sell the common stock to increase its cash position.

Other than as disclosed herein, the Reporting Person, has no current plans or proposals that relate to or would result in or cause:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Except as described below, the filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)	For the purposes of this statement, the Reporting Person is reporting herein that the Reporting Person is the beneficial owner of 9,363,452 shares of the Issuer’s common stock representing approximately 21.7% of the 41,513,132 shares of the Issuer’s common stock currently issued and outstanding.

(b)	As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(c)	As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(d)	Not applicable.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding, or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2022

Mark C. Fuller